UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59156/ December 23, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13294

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In the Matter of	:	
	:	
2 I, INC.,	:	
2-INFINITY, INC.,	:	
2THEMART.COM, INC.,	:	ORDER MAKING FINDINGS
THE 3DO CO.,	:	AND REVOKING
5B TECHNOLOGIES CORP.,	:	REGISTRATIONS BY DEFAULT
24 HOUR AUCTION, INC.,	:	AS TO SEVEN RESPONDENTS
1626 NEW YORK ASSOCIATES	:	
LIMITED PARTNERSHIP, AND	:	
2000 NEW COMMERCE, INC.	:	

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      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 20, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice by November 25, 2008. Respondents had ten days to file an Answer from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. The proceeding has ended as to Respondent 2000 New Commerce, Inc. 2 I, Inc., Exchange Act Release No. 59042 (Dec. 3, 2008). To date, none of the remaining Respondents has filed an Answer. On December 9, 2008, the Division filed a Motion for Default (Motion). As relief, the Division requested that the registrations of the remaining Respondents' securities, registered pursuant to Section 12 of the Exchange Act, be revoked.

      Accordingly, the remaining Respondents, 2 I, Inc. (2 I), 2-Infinity, Inc. (2-Infinity), 2TheMart.com, Inc. (2TheMart.com), The 3DO Co. (3DO), 5B Technologies Corp. (5B), 24 Hour Auction, Inc. (24 Hour), and 1626 New York Associates Limited Partnership (1626 New York) are in default for failing to file an Answer to the OIP, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2) and .220(f). Accordingly, as authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

2 I (CIK No. 831256) is an inactive Washington corporation located in Livingston, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 2 I is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 1995, which reported a net loss of $3,479,670 for the prior nine months.

2-Infinity (CIK No. 1097618) is a dissolved Colorado corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 2-Infinity is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $874,457 for the prior three months. As of November 12, 2008, 2-Infinity's common stock (symbol TWIC) was traded on the over-the-counter markets.

2TheMart.com (CIK No. 1081192) is a suspended Oklahoma corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 2TheMart.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported a net loss of $4,266,727 for the prior three months. On January 25, 2001, 2TheMart.com filed a Chapter 7 petition in the United States Bankruptcy Court for the Central District of California, which was still pending as of November 12, 2008. As of November 12, 2008, the company's common stock (symbol TMRT) was quoted on the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

3DO (CIK No. 898441) is a void Delaware corporation located in Redwood City, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 3DO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2002, which reported a net loss of $10,052,000 for the prior nine months. On May 28, 2003, 3DO filed a Chapter 11 petition in the United States Bankruptcy Court for the Northern District of California, which was converted into a Chapter 11 petition on November 7, 2003, and was still pending as of November 12, 2008. As of November 12, 2008, the company's common stock (symbol THDOQ) was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

5B (CIK No. 1000179) is a void Delaware corporation located in Woodbury, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 5B is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $3,925,458 for the prior nine months. On July 15, 2002, 5B filed a Chapter 7 petition in the United States Bankruptcy Court for the Eastern District of New York which was still pending as of November 12, 2008. As of

November 12, 2008, the common stock of 5B (symbol FIVE) was traded on the over-the-counter markets.

24 Hour (CIK No. 1107698) is a void Delaware corporation located in Bellingham, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 24 Hour is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended May 31, 2004, which reported a net loss of $2,225 for the prior nine months.

1626 New York (CIK No. 767411) is a Massachusetts limited partnership located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). 1626 New York is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of $8,242,000 for the prior nine months.

These seven Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these seven Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, and I GRANT the Motion.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of 2 I, Inc., 2-Infinity, Inc., 2TheMart.com, Inc., The 3DO Co., 5B Technologies Corp., 24 Hour Auction, Inc., and 1626 New York Associates Limited Partnership are revoked.

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Robert G. Mahony
Administrative Law Judge